UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 13, 2007

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission File Number)**	**(IRS Employer**
of Incorporation)		**Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) Effective December 31, 2007, Matthew Paull will step down as Senior Executive Vice President and Chief Financial Officer of McDonald's Corporation ("McDonald's"), and effective on or about February 28, 2008 Mr. Paull will retire from McDonald's.

(c) On November 13, 2007, McDonald's announced that effective January 1, 2008, Peter J. Bensen, Senior Vice President and Corporate Controller of McDonald's, will succeed Matthew Paull as Executive Vice President and Chief Financial Officer of McDonald's. Mr. Bensen, 45, has served as Senior Vice President and Corporate Controller of McDonald's since April 2007. Prior to that role, Mr. Bensen served as Corporate Vice President- Assistant Controller of McDonald's from February 2002 through March 2007. He has been with McDonald's for 11 years. A copy of McDonald's press release announcing Mr. Bensen's appointment is filed as Exhibit 99.1 to this Form 8-K.

Item 8.01. Other Events.

On November 13, 2007, McDonald's issued an Investor Release regarding McDonald's webcast presentation for investors. The Investor Release is furnished as Exhibit 99.2 and is attached to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1 McDonald's Names Peter J. Bensen as New Chief Financial Officer

99.2 McDonald's to Investors: Plan to Win Positions Company for Future Success

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 19, 2007

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President –
Associate General Counsel and
Assistant Secretary

Exhibit Index

EXHIBIT 99.1



FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**
11/13/2007	**Media:** **Heidi M. Barker** **630-623-3791**
	Investors: **Mary Kay Shaw** **630-623-7559**

McDONALD'S NAMES PETER J. BENSEN AS NEW CHIEF FINANCIAL OFFICER

McDonald's Corporation announced today that Peter J. Bensen, currently McDonald's Senior Vice President and Corporate Controller, has been chosen as the company's Executive Vice President and Chief Financial Officer effective January 1, 2008. Bensen will succeed Matthew Paull, who will retire this year after a distinguished career with the company.

In his new role, Bensen will report directly to Chief Executive Officer Jim Skinner, and will be responsible for all financial matters at McDonald's. He will have leadership responsibilities for the Accounting, Investor Relations, Tax, Internal Audit and Treasury functions.

"Pete's well-deserved promotion caps a very comprehensive internal and external selection process," Skinner said. "I am certain we have selected an outstanding executive to succeed Matt and lead our financial functions in the years ahead."

Bensen, 45, is an 11-year veteran of McDonald's. He joined the company as Staff Director in the Financial Reporting Group, followed by promotions to Senior Director; Corporate Vice President and Assistant Controller; and Senior Vice President and Corporate Controller. Bensen began his career at the Chicago office of Ernst and Young.

Bensen's appointment reflects McDonald's solid succession planning process and its deep bench of talented leaders committed to the company's Plan to Win.

"Pete has worked closely with me, Matt and the entire senior management team over the years, and so the leadership transition will be smooth and seamless," Skinner said. "Notably, Pete exemplifies the same qualities — integrity, discipline, commitment – that have always characterized Matt's tenure as Chief Financial Officer, so I expect he will not only hit the ground running but will do so with a high degree of excellence."

McDonald's is the world's leading local restaurant with more than 30,000 locations serving 52 million customers in more than 100 countries each day. More than 70% of McDonald's restaurants worldwide are owned and operated by independent local men and women. Please visit www.mcdonalds.com to learn more about the company.

# # #

EXHIBIT 99.2



Investor Release
FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT**:

11/13/07   *Investors*: Mary Kay Shaw, 630-623-7559
                                                                                Media: Heidi Barker, 630-623-3791

McDONALD'S TO INVESTORS:

PLAN TO WIN POSITIONS COMPANY FOR FUTURE SUCCESS

OAK BROOK, IL — During a webcast presentation for investors today, McDonald's Chief Executive Officer Jim Skinner and members of senior management reaffirmed the Company's commitment to the growth strategy of being better, not just bigger by continuing to execute their successful Plan to Win.

"Globally, we've delivered 54 consecutive months of comparable sales increases," Skinner said. "The Plan to Win is working. It is a dynamic framework for how we approach the business. It is not static. We continue to learn from what's working as well as what's not, and have more insight on what will appeal to our valued customers in the future."

McDonald's reaffirmed its growth targets in constant currencies:

• Average annual sales and revenue growth of 3% to 5%;

• Average annual operating income growth of 6% to 7%, and

• Return on incremental invested capital in the high teens

"We've stayed focused and disciplined financially. That's allowed us to consistently exceed the growth targets we laid out in 2003," Skinner said. "These targets have served us well, and will not change in the near term. They are realistic, sustainable, and will help us make the best decisions for the long-term benefit of our shareholders."

McDonald's President and Chief Operating Officer Ralph Alvarez said, "We're getting it right in our restaurants by giving our customers more menu and beverage choices than ever before.

"We are an ideal destination for coffee and beverages delivered with the convenience, speed and value customers expect from McDonald's. In the U.S., we're moving forward with new research and ideas to bring this beverage opportunity to life in our restaurants."

Alvarez also discussed the Company's re-franchising strategy noting "We expect to re-franchise 1,000 to 1,500 Company-operated restaurants over the next 3 or more years, further improving the reliability of our substantial cash flow."

Matthew Paull, McDonald's Chief Financial Officer said, "Our 1-year and 3-year returns on incremental invested capital are roughly double our high-teens target. Disciplined capital allocation will continue to be essential to achieving returns. In 2008, capital expenditures are projected to be $2.0 billion. Half of our 2008 cap ex will be used to reinvest in our existing restaurants and the rest will primarily be used to build about 1,000 new restaurants."

Skinner closed, "The consumer insights leading to our new product pipeline and convenience strategies will continue to fuel the growth of our major economic engine markets: U.S., France, Germany, UK, Japan, Australia, and Canada. We are ready to maximize the opportunities created by the booming economies of high potential markets like China and Russia. We will grow top-line sales while optimizing the ownership mix in our remaining markets. And the level of cash we return to our shareholders will be substantial. I am more optimistic than ever about the future of McDonald's."

Definitions

- Comparable sales represent sales at all McDonald's restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates.

- Return on incremental invested capital (ROIIC) is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. The return is calculated by dividing the change in operating income plus depreciation and amortization (numerator) by the adjusted cash used for investing activities (denominator), primarily capital expenditures. The calculation assumes a constant average foreign exchange rate over the periods included in the calculation.

Upcoming Communications

McDonald's tentatively plans to release November sales on December 10, 2007.

McDonald's is the leading global foodservice retailer with more than 30,000 local restaurants in more than 100 countries. More than 75% of McDonald's restaurants worldwide are owned and operated by independent local men and women. Please visit our website at www.mcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

# # #